

Mail Stop 4631

September 28, 2010

<u>via U.S. mail and facsimile</u>

Mr. Wang Chen
Chief Executive Officer
Shengkai Innovations, Inc.
No. 27, Wang Gang Road
Jin Nan (Shuang Gang) Economic and Technology Development Area
Tianjin, People's Republic of China 300350

      RE: Shengkai Innovations, Inc.
               Form 10-K for the Fiscal Year Ended June 30, 2009
               File No. 0-51972

Dear Mr. Chen:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                John Cash
                Accounting Branch Chief